UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Einride AB (the “Company”) is furnishing under the cover of Form 6-K the following:

Amendment to Invoice Purchase Agreement

On September 30, 2026, the Company and certain of its subsidiaries entered into an amendment (the “Amendment”) to the Agreement Regarding Purchase of Invoice Receivables (Without Recourse) and Invoice Service, dated December 9, 2024 and as previously amended on November 18, 2025 (the “Invoice Purchase Agreement”), with Norra Finans Sverige AB. The Amendment (i) increases the credit limit under the Invoice Purchase Agreement from SEK 550 million to SEK 650 million and (ii) adds Einride Logistics Inc., a U.S. subsidiary of the Company, as a party to the Invoice Purchase Agreement.

Except as noted above, all other terms and conditions of the Invoice Purchase Agreement remain unchanged and in full force and effect.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-297887), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1*	English translation of Amendment to Invoice Purchase Agreement, dated September 30, 2026, by and among Einride AB, Norra Finans Sverige AB and certain subsidiaries of Einride AB.

* Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: October 1, 2026
	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel